SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

US Airways Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $1.00 per share

(Title of Class of Securities)

911905 50 3

(CUSIP Number)

August 26, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911905 50 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,871,600

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,871,600

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,871,600 shares beneficially owned by the Reporting Person set forth above plus 2,807,400 shares beneficially owned by the non-Oaktree related members of the Purchase Group as referenced in the Preliminary Note (See Preliminary Note)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
3.9% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,679,000 shares of Class A Common Stock beneficially owned by the Purchase Group represents 9.7% of the number of shares of Class A Common Stock outstanding (See Preliminary Note)

12.	Type of Reporting Person (See Instructions) IA; OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Principal Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,871,600

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,871,600

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,871,600 shares beneficially owned by the Reporting Person set forth above plus 2,807,400 shares beneficially owned by the non-Oaktree related members of the Purchase Group as referenced in the Preliminary Note (See Preliminary Note)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
3.9% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,679,000 shares of Class A Common Stock beneficially owned by the Purchase Group represents 9.7% of the number of shares of Class A Common Stock outstanding (See Preliminary Note)

12.	Type of Reporting Person (See Instructions) PN

Preliminary Note:

The Reporting Persons are filing this Schedule 13G with respect to the Class A Common Stock, par value $1.00 per share (the “Class A Common Stock”), of US Airways Group, Inc. (the “Issuer”).  Oaktree Capital Management, LLC is the sole general partner of OCM Principal Opportunities Fund II, L.P., which holds 1,871,600 shares of Class A Common Stock, which constitutes 3.9% of the outstanding shares of Class A Common Stock.

OCM Principal Opportunities Fund II, L.P., Aviation Acquisition, L.L.C., which is managed by Farallon Capital Management, L.L.C., and Goldman, Sachs & Co. purchased, in aggregate, 4,679,000 shares of Class A Common Stock of the Issuer in a private placement which closed in two installments in August 2003.  Certain terms and conditions in connection with such parties’ investment in the Class A Common Stock, including the signing by the Oaktree Fund, Aviation Acquisition, L.L.C., Goldman Sachs & Co., the limited liability company members of Aviation Acquisition, L.L.C. and the Issuer of that certain Stockholder Agreement, dated as of August 14, 2003, as amended by Amendment No. 1 to the Stockholder Agreement, dated as of August 27, 2003, could be deemed to make the Reporting Persons, Aviation Acquisition, L.L.C., Farallon Capital Management, L.L.C., the managing members of Farallon Capital Management, L.L.C. , Goldman Sachs & Co. and The Goldman Sachs Group, Inc., the parent holding company of Goldman Sachs & Co., members of a group (the “Purchase Group”) as defined by Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Pursuant to Rule 13(d)-5(b) of the Exchange Act, each member of the Purchase Group may be deemed to beneficially own any equity securities of the Issuer that the other members of the group beneficially own.  The Reporting Persons are therefore filing this Schedule 13G to report (i) the beneficial ownership by the Reporting Persons of 1,871,600 shares of Class A Common Stock and (ii) the possible formation of the Purchase Group and the attribution to the Reporting Persons of the 2,807,400 shares of Class A Common Stock beneficially owned, in aggregate, by the other members of the Purchase Group.  The share ownership information was obtained directly from Aviation Acquisition, L.L.C. and Goldman Sachs & Co.  The Reporting Persons disclaim any beneficial ownership of the 2,807,400 shares owned by the other members of the Purchase Group.

Item 1.
	(a)	Name of Issuer US Airways Group, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2345 Crystal Drive Arlington, Virginia 22227

Item 2.
(a)

Name of Person Filing
This statement is filed by Oaktree Capital Management, LLC, a California limited liability company (“Oaktree”), and OCM Principal Opportunities Fund II, L.P., a Delaware limited partnership of which Oaktree is the sole general partner (the “Oaktree Fund”).

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office for each of Oaktree and Oaktree Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.

	(c)	Citizenship Oaktree is a California limited liability company and Oaktree Fund is a Delaware limited partnership.
	(d)	Title of Class of Securities Class A Common Stock, par value $1.00 per share.
	(e)	CUSIP Number 911905 50 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	(a)(b)(c) Ownership

Pursuant to Rule 13d-4 of the Act, Oaktree and Oaktree Fund declare that filing this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement except to the extent of such person’s pecuniary interest in shares of Class A Common Stock.

All such ownership percentages of the securities reported herein are based upon 48,434,102 shares of Class A Common Stock outstanding as of August 14, 2003, as represented to Oaktree by the Issuer in the Investment Agreement, dated as of August 14, 2003.

As of August 28, 2003, the Oaktree Fund beneficially owns of record 1,871,600 shares of Class A Common Stock, par value $1.00 per share, of Issuer, constituting 3.9% of the Class A Common Stock.  Oaktree, as sole general partner of the Oaktree Fund, may be deemed to beneficially own the shares held by the Oaktree Fund because it has discretionary authority and control over all of the assets of the Oaktree

Fund pursuant to the partnership agreement for the Oaktree Fund, including the power to vote and dispose of the Class A Common Stock. Therefore, each of the Oaktree Fund and Oaktree may be deemed to share the power to vote and dispose of the shares of Class A Common Stock to which this statement relates.  Oaktree and the Oaktree Fund by virtue of their possible membership in the Purchase Group may be deemed to beneficially own the 1,871,600 shares of Class A Common Stock owned directly by Aviation Acquisition, L.L.C. and/or the 935,800 shares of Class A Common Stock owned directly by Goldman, Sachs & Co.  The Purchase Group may be deemed to own 4,679,000 shares of Class A Common Stock, constituting 9.7% of the Class A Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

See attached Exhibit A, which identifies each member of the group.  Consistent with Item 2, the Reporting Persons neither disclaim nor affirm the existence of a group among themselves or among themselves, Aviation Acquisition, L.L.C., Farallon Capital Management, L.L.C., the managing members of Farallon Capital Management, L.L.C., Goldman Sachs & Co. and The Goldman Sachs Group, Inc.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2003	Oaktree Capital Management, LLC

	By:	/s/ John Frank
	Name:	John Frank
	Title:	Principal and General Counsel

	By:	/s/ Jordon L. Kruse
	Name:	Jordon L. Kruse
	Title:	Vice President

Date: September 5, 2003	OCM Principal Opportunities Fund II, L.P.

	By:	Oaktree Capital Management, LLC
	Its:	General Partner

		By:	/s/ John Frank
		Name:	John Frank
		Title:	Principal and General Counsel

		By:	/s/ Jordon L. Kruse
		Name:	Jordon L. Kruse
		Title:	Vice President

EXHIBIT INDEX

Exhibit A    Identification of Group Members

Exhibit B    Joint Filing Agreement

EXHIBIT A

to

Schedule 13G

Identification of Group Members:

Oaktree Capital Management, LLC

OCM Principal Opportunities Fund II, L.P.

Aviation Acquisition, L.L.C.

Farallon Capital Management, L.L.C.

Managing Members of Farallon Capital Management, L.L.C.: David I. Cohen, Chun R. Ding, Joseph F. Downes, William F. Duhamel, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Derek C. Schrier, Thomas F. Steyer and Mark C. Wehrly

Goldman, Sachs & Co.

The Goldman Sachs Group, Inc.

EXHIBIT B

to

Schedule 13G

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G dated September 5, 2003, with respect to the Class A Common Stock of US Airways Group, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have each executed this Joint Filing Agreement as of September 5, 2003.

Oaktree Capital Management, LLC

By:	/s/ John Frank
Name:	John Frank
Title:	Principal and General Counsel

By:	/s/ Jordon L. Kruse
Name:	Jordon L. Kruse
Title:	Vice President

OCM Principal Opportunities Fund II, L.P.

By:	Oaktree Capital Management, LLC
Its:	General Partner

	By:	/s/ John Frank
	Name:	John Frank
	Title:	Principal and General Counsel

	By:	/s/ Jordon L. Kruse
	Name:	Jordon L. Kruse
	Title:	Vice President